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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

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                               AMENDMENT NO. 2 TO
                                 SCHEDULE 14D-1

               TENDER OFFER STATEMENT PURSUANT TO SECTION 14(d)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934



                          PREMISYS COMMUNICATIONS, INC.
                            (NAME OF SUBJECT COMPANY)



                            ZHONE TECHNOLOGIES, INC.
                             ZHONE ACQUISITION CORP.
                                    (BIDDERS)



                     Common Stock, Par Value $.01 Per Share
           (Including the Associated PREFERRED STOCK PURCHASE Rights)
                         (TITLE OF CLASS OF SECURITIES)



                                    740584107
                      (CUSIP NUMBER OF CLASS OF SECURITIES)

                             ----------------------

                                   Mory Ejabat
                      President and Chief Executive Officer
                            Zhone Technologies, Inc.
                         7677 Oakport Street, Suite 1040
                            Oakland, California 94621
                                 (510) 777-7000
            (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSONS AUTHORIZED
           TO RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF BIDDERS)

                             ----------------------

                                    COPY TO:
                              Scott N. Wolfe, Esq.
                                Latham & Watkins
                           701 "B" Street, Suite 2100
                           San Diego, California 92101
                            Telephone: (619) 236-1234

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     This Amendment No. 2 amends and supplements the Tender Offer Statement on Schedule 14D-1 (the "Schedule 14D-1") which relates to a tender offer by Zhone Acquisition Corp., a Texas corporation ("Purchaser") and a wholly owned subsidiary of Zhone Technologies, Inc., a Delaware corporation ("Parent"), to purchase any and all outstanding shares of common stock, par value $.01 per share (the "Common Stock"), of Premisys Communications, Inc., a Delaware corporation (the "Company"), and all associated rights issued pursuant to the Rights Agreement dated September 18, 1998 between the Company and ChaseMellon Shareholder Services, L.L.C. (the Associated Rights), not currently directly or indirectly owned by Purchaser or Parent, for a purchase price of $10.00 per share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase dated October 27, 1999 (the "Offer to Purchase") and in the related Letter of Transmittal (the "Letter of Transmittal" which, together with the Offer to Purchase, as each may be amended and supplemented from time to time, constitute the "Offer"). Unless otherwise defined herein, capitalized terms used herein shall have the meanings set forth in the Schedule 14D-1.

ITEM 10.      ADDITIONAL INFORMATION.

              The information in Item 10(f) is hereby amended and supplemented by adding the following thereto:

              On November 30, 1999, Parent announced that it has reduced the minimum condition of the Offer from 75% of the outstanding shares of the Company's Common Stock on a fully diluted basis to a majority of the outstanding shares of the Company's Common Stock on a fully diluted basis. In addition, Parent announced that it has extended the Expiration Date of the Offer to 12:00 midnight, New York City time, on Monday, December 6, 1999. A copy of Parent's press release regarding these announcements is attached as Exhibit (a)(10) hereto and is hereby incorporated by reference.

ITEM 11.      MATERIAL TO BE FILED AS EXHIBITS.

              The information in Item 11 is hereby amended and supplemented by adding the following thereto:

              (a)(10) -- Text of Press Release issued by Parent, dated November 30, 1999.


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                                    SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: NOVEMBER 30, 1999         ZHONE ACQUISITION CORP.

                                 By:      /s/ MORY EJABAT
                                       ---------------------------------------

                                 Name:    MORY EJABAT
                                       ---------------------------------------

                                 Title:   PRESIDENT AND CHIEF EXECUTIVE OFFICER
                                       ---------------------------------------


                                 ZHONE TECHNOLOGIES, INC.

                                 By:      /s/ MORY EJABAT
                                       ---------------------------------------

                                 Name:    MORY EJABAT
                                       ---------------------------------------

                                 Title:   PRESIDENT AND CHIEF EXECUTIVE OFFICER
                                       ---------------------------------------


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                                  EXHIBIT INDEX

    EXHIBIT
    NUMBER                         DESCRIPTION

(a)(10)* -- Text of Press Release issued by Parent, dated November 30, 1999.

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*Filed herewith.